SUB-ITEM 77C

Submission of matters to a vote of security holders

A special meeting of the shareholders of the funds was
held on June 16, 2010 to vote on the following proposals.
The proposals received the required number of votes of
American Century Variable Portfolios II, Inc. or the
applicable fund, and were adopted. A summary of voting
results is listed below the proposals.

Proposal: To elect one Director to the Board of Directors

Frederick L.A. Grauer

Affirmative:  1,005,031,953

Withhold: 58,060,556

Previously elected Directors whose term of office continued
after the meeting include: John Freidenrich, Ronald J. Gilson,
Peter F. Pervere, Myron S. Scholes, John B. Shoven and
Jonathan S. Thomas

Proposal: To approve a management agreement with American
Century Investment Management, Inc.

  VP Inflation Protection
Affirmative 969,846,898.39
Against  27,395,407.33
Abstain  65,850,203.43